UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Translation of registrant’s name into English)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Mr. Liu Wentao and Appointment of Mr. Chan Chee Leong and Tan Kwang Leng

On August 24, 2026, Mr. Liu Wen Tao tendered his resignation as an Independent Director and Chair of Compensation Committee of Ohmyhome Limited (the “Company”) effective from August 24, 2026. Mr. Liu Wen Tao’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On August 24, 2026, approved by the Board of Directors, the Nomination Committee and the Compensation Committee, Mr. Chan Chee Leong was appointed as an Independent Director and Chair of Compensation Committee of the Company, and Mr. Tan Kwang Leng was appointed as the Chief Financial Officer of the Company, each effective from August 24, 2026. Mr. Agus Prasetyo will step down from the role as Acting Chief Financial Officer, and will continue to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Company.

The biographical information of Mr. Chan Chee Leong and Mr. Tan Kwang Leng are set forth below:

Mr. Chan Chee Leong has more than 17 years of experience in marketing and advertising. Since January 2016, Mr. Chan has served as an independent marketing and advertising consultant, and he specializes in identifying client marketing requirements, developing marketing and advertising strategies, and overseeing project execution and evaluating campaign performance. From March 2009 to December 2015, Mr. Chan served as an account manager of Mega Trend Advertising Sdn Bhd (MTA Advertising), where he was responsible for maintaining client relationships, capturing business requirements, tracking advertising-marketing project progress, coordinating resources and managing project budget and delivery. Mr. Chan obtained a Diploma in Mass Communication (Advertising) from Tunku Abdul Rahman College in 1997.

Mr. Tan Kwang Leng has more than 12 years of audit and finance experience. From March 2019 to January 2026, Mr. Tan served as a senior finance manager of Saradise Sdn Bhd, where he was responsible for overseeing accounting, financial reporting, budgeting, cash flow management and tax compliance, and delivering financial support for property-development projects. From July 2014 to February 2019, Mr. Tan served as an audit senior manager at Yong & Oh Chartered Accountants. In this position, he was responsible for overseeing end-to-end audit engagements, managing audit quality and risks, reviewing audit working papers and reports, liaising with clients and leading audit-engagement teams. Mr. Tan obtained a Bachelor of Accountancy from Universiti Malaysia Sarawak in 2004.

Neither Mr. Chan Chee Leong nor Mr. Tan Kwang Leng has a family relationship with any director or executive officer of the Company. Neither Mr. Chan Chee Leong nor Mr. Tan Kwang Leng has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On August 24, 2026, Mr. Chan Chee Leong has received and signed the offer letter provided by the Company. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Chan Chee Leong is entitled to compensation of US$10,000 for each calendar year, payable on a yearly basis.

On August 24, 2026, Mr. Tan Kwang Leng has received and entered the employment agreement with the Company. Mr. Tan Kwang Leng is entitled to compensation of US$3,000 for each calendar month, payable on a monthly basis.

The offer letter and employment agreement are qualified in their entirety by reference to the complete text of the letter and the agreement, which are filed hereto as Exhibit 10.1 and Exhibit 10.2.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Chan Chee Leong
10.2	Employment Agreement with Tan Kwang Leng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 25, 2026	Ohmyhome Limited

		By:	/s/ Agus Prasetyo
		Name:	Agus Prasetyo
		Title:	Chief Executive Officer

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